\                                                                  EXHIBIT 12.0

                               TRENWICK GROUP INC.
         COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES


                                                                   Year Ended December 31,
                                             ---------------------------------------------------------------
                                               1998          1997         1996          1995          1994
                                             -------       -------       -------       -------       -------
                                                                         (dollars in thousands)
Earnings:
Net income                                   $34,792       $35,252       $33,848       $29,841       $20,282
Extraordinary loss on debt redemption,
   net of $558 income tax benefit                 --         1,037            --            --            --
Income taxes                                   8,245        11,241         9,980         8,572         2,753
                                             -------       -------       -------       -------       -------
Income before income taxes and
  extraordinary item                          43,037        47,530        43,828        38,413        23,035
Fixed charges (as below)                      14,492        10,140         6,826         6,805         6,785
                                             -------       -------       -------       -------       -------
Earnings (for ratio calculation)             $57,529       $57,670       $50,654       $45,218       $29,820
                                             =======       =======       =======       =======       =======

Fixed charges:
Interest expense                             $ 3,954       $   894       $ 6,503       $ 6,496       $ 6,469
Minority interest                              9,702         8,920            --            --            --
Portion of rental expense which
  approximates the interest factor               836           326           323           309           316
                                             -------       -------       -------       -------       -------
Total fixed charges                          $14,492       $10,140       $ 6,826       $ 6,805       $ 6,785
                                             =======       =======       =======       =======       =======

Ratio of earnings to fixed charges               4.0           5.7           7.4           6.6           4.4
                                             =======       =======       =======       =======       =======


For purposes of computing the consolidated ratio of earnings to fixed charges, "earnings" represent income before income taxes and extraordinary item and fixed charges. "Fixed charges" include gross interest expense (other than on deposits), minority interest and the proportion deemed representative of the interest factor of rent expense.